Whitehall Jewelers Holdings, Inc.
125 South Wacker Dr., Ste. 2600
Chicago, IL 60606
December 18, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: H. Christopher Owings, Esq., Assistant Director

Re:	Withdrawal of Request for Acceleration of Effectiveness of Registration Statement, File No. 333-145863 (the “Registration Statement”) of Whitehall Jewelers Holdings, Inc. (formerly known as BTHC VII, Inc.) (the "Registrant")

Ladies and Gentlemen:

The Registrant hereby withdraws its previous acceleration request letter filed with the Securities and Exchange Commission on Friday, December 14, 2007. Please call Alon Harnoy of Schulte Roth & Zabel LLP, counsel to the Registrant, at (212) 756-2053 with any questions regarding this matter.

Very truly yours,

Whitehall Jewelers Holdings, Inc.

By: /s/ Edward A. Dayoob_____________

Edward A. Dayoob

Chief Executive Officer